                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                         Greate Bay Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   391546108
            -------------------------------------------------------
                                (CUSIP Number)

           William D. Pratt, Executive Vice President, Secretary and
                               General Counsel,
            Greate Bay Casino Corporation, c/o Sands Hotel & Casino
           Indiana Avenue & Brighton Park, 9th Floor, Atlantic City,
                        New Jersey 08401 (609) 441-0704
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               SEPTEMBER 5, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 391546108                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward T. Pratt III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          341,495 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          341,495 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      341,495 (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

(1) Represents Common Stock owned of record by Edward T. Pratt III (5,533 shares) and E. Pratt Family Trust (335,962 shares).

                                SCHEDULE 13D/A


-----------------------                                  ---------------------
  CUSIP NO. 391546108                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E. Pratt Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          335,962 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          335,962 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      335,962

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO - Trust

------------------------------------------------------------------------------
(1)  Power is exercised through its Trustee, Edward T. Pratt III.

     The Schedule 13D, dated January 10, 1997, (the "Schedule 13D") of Edward T. Pratt III relating to the Common Stock of Greate Bay Casino Corporation, a Delaware corporation, is hereby amended as set forth below. Initially capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.
-------   --------------------

     Item 1 is hereby amended to read in its entirety as follows:

          This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of Greate Bay Casino Corporation (f/k/a Pratt Hotel Corporation), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is c/o Sands Hotel & Casino, Indiana Avenue & Brighton Park, 9th Floor, Atlantic City, New Jersey 08401.

Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

     Item 5 is hereby amended in its entirety to read as follows:

     (a) Edward T. Pratt III owns of record 5,533 shares of Common Stock (representing approximately 0.1% of the shares of Common Stock outstanding on December 31, 1997, based on information supplied by the Company to the Reporting Persons). Edward T. Pratt III may be deemed to be the beneficial owner of an aggregate of 341,495 shares of Common Stock (representing approximately 6.5% of the shares of Common Stock outstanding on December 31, 1997, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 5,533 shares owned of record by him, 335,962 shares owned of record by the E. Pratt Family Trust (the "Trust"). Edward T. Pratt III is the Trustee of the Trust and may, therefore, be deemed to be the beneficial owner of the shares of Common Stock owned of record by the Trust.

     The Trust owns of record and beneficially an aggregate of 335,962 shares of Common Stock of the Company (representing approximately 6.5% of the shares of Common Stock outstanding on December 31, 1997, based on information supplied by the Company to the Reporting Persons).

     The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     (b) Edward T. Pratt III has sole voting power and sole dispositive power with respect to the 5,533 shares of Common Stock owned of record by him and the 335,962 shares of Common Stock owned of record by the Trust, for a total of 341,495 aggregate shares of Common Stock of the Company.

     The Trust has sole voting power and sole dispositive power with respect to the 335,962 shares of Common Stock owned of record by it.

     (c) The Reporting Persons sold 51,000 shares of Common Stock on the open market on September 5, 1997.

     (d) Edward T. Pratt III has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 5,533 shares of Common Stock owned of record by him. The Trust has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 335,962 shares of Common Stock owned of record by it.

     (e)  Not applicable.

                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 10, 1998.
       -------------------


                                    EDWARD T. PRATT III


                                     /s/  Edward T. Pratt III
                                    --------------------------------------------



                                    E. PRATT FAMILY TRUST


                                     /s/  Edward T. Pratt III
                                    --------------------------------------------
                                    By:   Edward T. Pratt III
                                          Trustee